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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2002


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                           Form 20-F  X      Form 40-F
                                     ---              ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes         No  X
                                  ---         ---


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Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K:

Exhibit 99.1: an English translation of a quarterly report for the period from January 1, 2002 to September 30, 2002, submitted to the Financial Supervisory Commission of Korea and Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on November 14, 2002.
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                HANARO TELECOM, INC.


Date: November 19, 2002                         By: /s/ Kyu June Hwang
                                                    ----------------------------
                                                    Name: Kyu June Hwang
                                                    Title: Managing Director
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                                 EXHIBIT INDEX


Exhibit           Description
-------           -----------

99.1 an English translation of a quarterly report for the period from January 1, 2002 to September 30, 2002, submitted to the Financial Supervisory Commission of Korea and Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on November 14, 2002.